FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of June 30, 2014 together with Independent Auditors´ Limited Review Report

FINANCIAL STATEMENTS AS OF

JUNE 30, 2014 TOGETHER WITH

INDEPENDENT AUDITORS’ LIMITED

REVIEW REPORT.

BALANCE SHEETS AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

ASSETS:	06-30-2014	12-31-2013
A. CASH AND DUE FROM BANKS:
Cash	1,978,530	2,063,190
Due from banks and correspondents	9,453,339	10,782,106

Argentine Central Bank (BCRA)	9,255,818	10,546,478
Other local	1,656	2,795
Foreign	195,865	232,833

	11,431,869	12,845,296

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	2,349,646	1,982,038
Holdings booked at amortized cost (Exhibit A)	164	164
Instruments issued by the BCRA (Exhibit A)	7,732,288	1,408,487
Investments in listed private securities (Exhibit A)	298	90
Less: Allowances (Exhibit J)	204	196

	10,082,192	3,390,583

C. LOANS:
To government sector (Exhibits B, C and D)	49,024	40,915
To financial sector (Exhibits B, C and D)	2,429,249	2,879,947

Interfinancial – (Call granted)	15,000	280,000
Other financing to local financial institutions	1,939,585	2,172,548
Interest and listed-price differences accrued and pending collection	474,664	427,399

To non financial private sector and residents abroad (Exhibits B, C and D)	34,972,230	32,740,843

Overdraft	6,894,271	6,552,258
Discounted instruments	5,558,444	5,476,961
Real estate mortgage	1,311,435	1,243,900
Collateral Loans	1,240,593	1,178,092
Consumer	5,974,919	5,998,691
Credit cards	8,651,287	7,429,187
Other	4,864,619	4,446,498
Interest and listed-price differences accrued and pending collection	602,353	547,469
Less: Interest documented together with main obligation	125,691	132,213

Less: Allowances (Exhibit J)	787,274	680,651

	36,663,229	34,981,054

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	405,613	624,368
Amounts receivable for spot and forward sales to be settled	2,315,030	260,046
Instruments to be received for spot and forward purchases to be settled	382,062	72,567
Unlisted corporate bonds (Exhibits B, C and D)	39,860	9,713
Non-deliverable forward transactions balances to be settled	82,518	8,266
Other receivables not covered by debtor classification regulations	8,315	4,135
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	237,936	172,342
Less: Allowances (Exhibit J)	1,899	1,209

	3,469,435	1,150,228

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	1,867,502	1,699,070
Interest accrued pending collection (Exhibits B, C and D)	21,914	20,692

Less: Allowances (Exhibit J)	27,380	21,186

	1,862,036	1,698,576

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	401,195	316,688
Other (Note 5.a.) (Exhibit E)	187,626	143,411

	588,821	460,099

G. OTHER RECEIVABLES:
Other (Note 5.b.)	1,400,989	1,276,095
Other interest accrued and pending collection	652	3,478
Less: Allowances (Exhibit J)	299,484	277,334

	1,102,157	1,002,239

H. PREMISES AND EQUIPMENT (Exhibit F):	765,153	704,406

I. OTHER ASSETS (Exhibit F):	899,723	646,702

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	131,537	120,637

	131,537	120,637

K. SUSPENSE ITEMS:	5,429	5,291

TOTAL ASSETS:	67,001,581	57,005,111

(Contd.)

BALANCE SHEETS AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

LIABILITIES:	06-30-2014	12-31-2013
L. DEPOSITS (Exhibits H and I):
Government sector	3,897,609	2,780,304
Financial sector	27,250	45,961
Non financial private sector and residents abroad	44,063,535	40,948,509

Checking accounts	11,137,007	9,958,520
Savings deposits	12,576,595	11,903,124
Time deposits	19,053,653	17,914,786
Investments accounts	1,176	4,027
Other	964,190	916,985
Interest and listed-price differences accrued payable	330,914	251,067

	47,988,394	43,774,774

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	83,893	93,746

Other	83,893	93,746

Banks and International Institutions (Exhibit I)	421,324	106,178
Unsubordinated corporate bonds (Exhibit I)	1,025,353	621,357
Amounts payable for spot and forward purchases to be settled	269,551	63,298
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	2,449,931	273,672
Financing received from Argentine financial institutions (Exhibit I)	15	—,—

Other financing from local financial institutions	15	—,—
Non-deliverable forward transactions balances to be settled	3,302	46,755
Other (Note 5.c.) (Exhibit I)	3,055,132	2,525,646
Interest and listed-price differences accrued payable (Exhibit I)	44,994	24,319

	7,353,495	3,754,971

N. OTHER LIABILITIES:

Dividends payable	28,800	—,—
Other (Note 5.d.)	2,034,283	1,666,844

	2,063,083	1,666,844

O. ALLOWANCES (Exhibit J):	674,787	622,704

P. SUSPENSE ITEMS:	33,273	29,638

TOTAL LIABILITIES:	58,113,032	49,848,931

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	8,888,549	7,156,180

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	67,001,581	57,005,111

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish – See note 19)

-Stated in thousands of pesos-

	06-30-2014	12-31-2013
DEBIT ACCOUNTS

Contingent
- Guaranties received	10,126,622	9,731,412
- Contra contingent debit accounts	1,283,924	1,290,370

	11,410,546	11,021,782

Control
- Receivables classified as irrecoverable	489,190	421,809
- Other (Note 5.e.)	112,503,941	153,376,373
- Contra control debit accounts	1,426,575	1,523,153

	114,419,706	155,321,335

Derivatives (Exhibit O)
- “Notional” amount of non-deliverable forward transactions	3,679,322	5,414,377
- Interest rate swap	1,297,303	1,520,738
- Contra derivatives debit accounts	3,251,987	1,871,743

	8,228,612	8,806,858

For trustee activities
- Funds in trust	6,605	6,582

	6,605	6,582

TOTAL	134,065,469	175,156,557

CREDIT ACCOUNTS

Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	435,581	453,478
- Guaranties provided to the BCRA	185,233	191,303
- Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	293,591	287,575
- Other guaranties given non covered by debtor classification regulations	207,328	158,783
- Other covered by debtor classification regulations (Exhibits B, C and D)	162,191	199,231
- Contra contingent credit accounts	10,126,622	9,731,412

	11,410,546	11,021,782

Control
- Items to be credited	1,323,851	1,186,195
- Other	102,724	336,958
- Contra control credit accounts	112,993,131	153,798,182

	114,419,706	155,321,335

Derivatives (Exhibit O)
- “Notional” amount of non-deliverable forward transactions	3,251,987	1,871,743
- Contra derivatives credit accounts	4,976,625	6,935,115

	8,228,612	8,806,858

For trustee activities
- Contra credit accounts for trustee activities	6,605	6,582

	6,605	6,582

TOTAL	134,065,469	175,156,557

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish – See note 19)

- Stated in thousands of pesos -

	06-30-2014	06-30-2013
A. FINANCIAL INCOME

Interest on cash and due from banks	—,—	54
Interest on loans to the financial sector	325,049	229,918
Interest on overdraft	993,728	543,050
Interest on discounted instruments	589,557	334,284
Interest on real estate mortgage	109,602	72,946
Interest on collateral loans	144,115	103,954
Interest on credit card loans	879,363	431,473
Interest on other loans	1,301,054	981,329
Interest on other receivables from financial transactions	3,770	18,932
Interest on financial leases	148,912	100,268
Income from secured loans - Decree 1387/01	8,988	2,632
Net income from government and private securities	726,780	145,447
Indexation by benchmark stabilization coefficient (CER)	193,151	66,936
Gold and foreign currency exchange difference	646,876	136,451
Other	503,148	137,426

	6,574,093	3,305,100

B. FINANCIAL EXPENSE

Interest on savings deposits	9,243	6,599
Interest on time deposits	2,141,736	969,028
Interest on interfinancial financing (call borrowed)	5,195	1,499
Interest on other liabilities from financial transactions	139,983	26,088
Other interest	4,304	2,978
Indexation by CER	119	56
Contribution to the deposit guarantee fund	38,520	29,908
Other	407,283	206,960

	2,746,383	1,243,116

GROSS INTERMEDIATION MARGIN – GAIN	3,827,710	2,061,984

C. ALLOWANCES FOR LOAN LOSSES	263,400	197,489

D. SERVICE CHARGE INCOME

Related to lending transactions	718,019	488,850
Related to liability transactions	693,170	528,740
Other commissions	69,226	46,316
Other (Note 5.f.)	432,486	357,194

	1,912,901	1,421,100

E. SERVICE CHARGE EXPENSE

Commissions	365,967	272,481
Other (Note 5.g.)	193,431	134,767

	559,398	407,248

(Contd.)

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish – See note 19)

- Stated in thousands of pesos -

	06-30-2014	06-30-2013
F. ADMINISTRATIVE EXPENSES

Payroll expenses	1,416,024	1,058,693
Fees to Bank Directors and Supervisory Committee	2,606	1,674
Other professional fees	27,390	20,554
Advertising and publicity	101,810	82,819
Taxes	222,652	143,174
Fixed assets depreciation	62,406	46,857
Organizational expenses amortization	27,524	23,244
Other operating expenses	359,976	252,700
Other	287,763	199,239

	2,508,151	1,828,954

NET GAIN FROM FINANCIAL TRANSACTIONS	2,409,662	1,049,393

G. OTHER INCOME

Income from long-term investments	159,385	71,972
Punitive interests	10,525	5,789
Loans recovered and reversals of allowances	64,906	40,863
Other (Note 5.h.)	109,758	213,876

	344,574	332,500

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	12	25
Charge for uncollectibility of other receivables and other allowances	109,641	227,156
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	7,641 169	16,850 153
Other (Note 5.i)	40,804	26,594

	158,267	270,778

NET GAIN BEFORE INCOME TAX	2,595,969	1,111,115

I. INCOME TAX (Note 4.1)	834,800	511,500

NET INCOME FOR THE PERIOD	1,761,169	599,615

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish – See note 19)

- Stated in thousands of pesos -

2014									2013
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings		Total	Total
1. Balance at beginning of fiscal year	536,878	182,511	312,979	1,495,872	2,603,696	2,024,244		7,156,180	5,131,936

2. Stockholders’ Meeting held on April 10, 2014
- Dividends paid in cash	—,—	—,—	—,—	—,—	—,—	(28,800	)(2)	(28,800)	—,—
- Legal reserve	—,—	—,—	—,—	404,849	—,—	(404,849)		—,—	—,—
- Voluntary reserve for future distributions of income	—,—	—,—	—,—	—,—	1,590,595	(1,590,595)		—,—	—,—

3. Net income for the period	—,—	—,—	—,—	—,—	—,—	1,761,169		1,761,169	599,615

4. Balance at the end of the period	536,878	182,511	312,979	1,900,721	4,194,291	1,761,169		8,888,549	5,731,551

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.
(2)	Approved by the B.C.R.A. through its Resolution No 312/26/14 dated June 16, 2014 and paid during the month of July 2014.

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish – See note 19)

-Stated in thousands of pesos-

	06-30-2014	06-30-2013
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	13,604,191 (1)	9,120,988 (1)
Cash and cash equivalents at the end of the period	12,177,562 (1)	8,718,445 (1)

Net decrease in cash and cash equivalents	(1,426,629)	(402,543)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	(5,794,412)	(229,754)
- Loans	3,714,328	408,779

to financial sector	314,323	108,326
to non-financial public sector	(477)	(36,736)
to non-financial private sector and residents abroad	3,400,482	337,189
- Other receivables from financial transactions	72,502	(18,645)
- Receivables from financial leases	(163,460)	(235,584)
- Deposits	1,627,801	1,510,478

to financial sector	(18,711)	17,775
to non-financial public sector	1,118,815	(809,981)
to non-financial private sector and residents abroad	527,697	2,302,684
- Other liabilities from financial transactions	502,696	42,865

Financing from financial or interfinancial sector (call borrowed)	15	30,000
Others (except liabilities included in Financing Activities)	502,681	12,865
Collections related to service charge income	1,889,441	1,415,251
Payments related to service charge expense	(558,013)	(402,369)
Administrative expenses paid	(2,467,638)	(1,785,346)
Organizational and development expenses paid	(10,642)	(15,704)
Net collections from punitive interest	10,513	5,764
Differences from judicial resolutions paid	(7,641)	(16,850)
Collections of dividends from other companies	20,070	11,467
Other collections related to other income and expenses	130,445	221,522

Net cash flows (used in) / provided by operating activities	(1,034,010)	911,874

Investment activities

Net payments from premises and equipment	(82,875)	(41,190)
Net collections from other assets	(315,264)	(45,950)
Other payments from investment activities	(116,471)	(281,367)

Net cash flows used in investment activities	(514,610)	(368,507)

Financing activities

Net collections / (payments) from:
- Unsubordinated corporate bonds	403,996	(185,193)
- Argentine Central Bank	(9,759)	12,652

Other	(9,759)	12,652
- Banks and international agencies	315,146	(155,066)
- Financing received from local financial institutions	—,—	(425)
Other payments related to financing activities	(587,392)	(617,932)

Net cash flows provided by / (used in) financing activities	121,991	(945,964)

Financial results and results from holdings of cash and cash equivalents (including interest)	—,—	54

Net decrease in cash and cash equivalents	(1,426,629)	(402,543)

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2014, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2013, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 245-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.‘s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.89% of the corporate stock as of June 30, 2014.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement	Amount	Total
Capital Stock as of December 31, 2009:				536,361

03-30-2011	09-14-2011	(1)	517	536,878
03-26-2012		(2)	50,410
03-26-2012		(2)	(50,410)	536,878	(3)

(1) Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.

(2) Due to the merger of Inversora Otar S.A. into BBVA Francés.

(3) The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Inversora Otar S.A. merged by absorption into BBVA Francés

As of the end of the fiscal year ended December 31, 2011, Inversora Otar S.A. (Otar) held in its name 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each in the capital stock of BBVA Francés.

On February 9, 2012, BBVA Francés and Otar entered into a “Preliminary Merger Agreement” whereby BBVA Francés incorporates Otar on the basis of these companies’ financial statements as of December 31, 2011 and Otar goes through a dissolution without liquidation process.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved the above mentioned preliminary merger agreement, the consolidated financial statements for merging purposes as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, that would be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar. These shares would be issued as soon as the merger is registered with the Public Registry of Commerce.

In addition, immediately after the above-mentioned capital increase, BBVA Francés would redeem the 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

The parties have agreed to set April 1, 2012 as the effective date for the merger as that was the date when all the assets and liabilities of the merged company were transferred, for 390,971 and 5,668, respectively.

On July 18, 2013, the Argentine Central Bank (BCRA) resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution No. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution No. 17,155. On March 27, 2014, the merger was registered with the Supervisory Board of Companies (IGJ) under No. 5,302 of Book 68 of Stock Corporations. Finally, 50,410,182 book-entry, ordinary shares with par value $ 1 each and 1 vote per share of BBVA Francés were redeemed and 50,410,182 book-entry, ordinary shares with par value $ 1 each and 1 vote per share of BBVA Francés were simultaneously issued and delivered in exchange to Otar’s former shareholders, according to the following detail:

-	BBVA América S.L.: 47,867,795 shares.
-	Corporación General Financiera S.A.: 2,520,509 shares.
-	Sucesión Romero Gregorio: 21,878 shares.

The merger by absorption of Otar by BBVA Francés was thus completed, with BBVA Francés becoming the surviving company to all intents and purposes.

1.4	Registration with CNV as Settlement and Clearing Agent - Comprehensive

The new Capital Markets Law No. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution No. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution No. 622/13. On December 17, 2013, the Bank filed the application for registration as a “Settlement and Clearing Agent – Comprehensive”. This category comprises all the agents involved in settling and clearing trades executed for their own accounts and for third parties accounts and who also choose to offer trade clearing and settlement services to other registered Broker-Dealers.

1.5	Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of

Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No. 19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (INDEC).

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4667 and amendments, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2013, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of June 30, 2013.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of June 30, 2014 and the end of the previous fiscal year, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•	Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of June 30, 2014 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of June 30, 2014 and the end of the previous fiscal year, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•	Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of June 30, 2014 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of June 30, 2014 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of June 30, 2014 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-	Federal government secured loans have been adjusted under Resolution No. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution No. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of June 30, 2014 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-	Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of June 30, 2014 and the end of the previous fiscal year, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of June 30, 2014 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of June 30, 2014 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of June 30, 2014 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•	BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and Rombo Cía. Financiera S.A.: were valued by applying the equity method at the end of the period or fiscal year.

Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

-	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Banelco S.A., Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of June 30, 2014 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,426,624 and 1,418,983, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law No. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of June 30, 2014 and the end of the previous fiscal year, the Bank has estimated this contingency and it has recorded allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the above-mentioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of June 30, 2014 and the end of the previous fiscal year, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for the period or fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of June 30, 2014 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-	As of June 30, 2014 and 2013, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of June 30, 2014 and 2013, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each period on those dates is as follows:

	06-30-2014	06-30-2013
Net income for the period	1,761,169	599,615
Earning per share for the period – (stated in pesos)	3.28	1.11

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the periods. Actual income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine professional accounting standards.

The main differences between the regulations of the BCRA and the Argentine professional accounting standards are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 233,700 and 231,100 as of June 30, 2014 and the end of the previous fiscal year, respectively, should be reversed.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of June 30, 2014 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have increased in 1,222 and decreased in 38,533, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended June 30, 2014 and 2013 would have been 39,755 (income) and 2,842 (income), respectively.

4.	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of June 30, 2014 and 2013, the Bank recorded 834,800 and 511,500, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of June 30, 2014 and the end of the previous fiscal year, the Bank has booked 578,297 and 435,831, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of June 30, 2014 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 233,700 and 231,100, respectively. Such amounts are made up as follows:

	06-30-2014	12-31-2013
Deferred tax assets	453,900	412,100
Deferred tax liabilities	(220,200)	(181,000)

Net deferred assets	233,700	231,100
Allowance	(233,700)	(231,100)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of June 30, 2014 and 2013, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3.	Other tax issues

a)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution No. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was filed with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the balance of the amount claimed, the Entity adhered to a scheme of payment in instalments that was cancelled on October 4, 2010.

b)	On December 23, 2011, the Tax Bureau of the City of Buenos Aires (AGIP) passed its Resolution No. 3088-DGR-2011 and notified the Bank of the commencement of a sua sponte tax assessment thereunder alleging presumptive differences owed to the Tax Bureau in the payment of turnover tax for the fiscal years 2004 through 2010. On January 27, 2012, BBVA Francés filed its defense with the Tax Bureau.

Afterwards, on December 28, 2012, the Bank was notified of Resolution No. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010.

On February 4, 2013, the Bank filed an appeal for reconsideration against Resolution No. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

c)	On December 20, 2013, the Bank was notified of the Summary Tax Assessment Decision No. 4705 handed down by the Tax Bureau of the Province of Buenos Aires, whereby this tax bureau made a sua sponte determination of taxable income associated to turnover tax for the fiscal periods 01/2008 to 12/2008.

Against this Decision, the Bank filed on January 14, 2014 an appeal for the tax bureau to reverse its own decision and requested that the tax adjustments inserted in the sua sponte tax assessment be rendered ineffectual and that in due time these proceedings be archived.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the Province of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	06-30-2014	12-31-2013
a) INVESTMENTS IN OTHER COMPANIES

In controlled companies -supplementary activities	131,011	95,199
In other non-controlled companies- unlisted	37,140	29,302
In non-controlled companies-supplementary activities	19,475	18,910

Total	187,626	143,411

b) OTHER RECEIVABLES

Prepayments	326,659	309,864
Guarantee deposits	326,146	309,390
Miscellaneous receivables	294,182	207,941
Tax prepayments (1)	249,266	252,455
Loans to personnel	189,292	189,700
Other	15,444	6,745

Total	1,400,989	1,276,095

(1)	As of June 30, 2014 and the end of the previous fiscal year, it includes the deferred tax asset for 233,700 and 231,100, respectively (see note 4.1.).

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	1,506,801	1,193,215
Other withholdings and collections at source	551,602	457,110
Collections and other operations for the account of third parties	417,138	342,912
Money orders payable	321,174	327,967
Pending Banelco debit transactions	111,736	120,570
Social security payment orders pending settlement	76,945	6,484
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	42,843	46,882
Loans received from Interamerican Development Bank (IDB)	6,267	3,229
Other	20,626	27,277

Total	3,055,132	2,525,646

	06-30-2014	12-31-2013
d) OTHER LIABILITIES

Accrued taxes	781,860	608,584
Miscellaneous payables	687,282	494,208
Accrued salaries and payroll taxes	344,851	394,268
Amounts collected in advance	219,544	169,278
Other	746	506

Total	2,034,283	1,666,844

e) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Securities representative of investments in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	66,654,932	121,633,179
Items in safekeeping	39,561,982	26,281,408
Checks not yet credited	3,793,686	3,347,400
Collections items	932,467	686,371
Checks drawn on the Bank pending clearing	783,299	602,976
Cash in custody on behalf of the BCRA	156,148	52,144
Other	621,427	772,895

Total	112,503,941	153,376,373

	06-30-2014	06-30-2013
f) SERVICE CHARGE INCOME

Commissions for hiring of insurances	244,692	154,648
Rental of safe-deposit boxes	69,118	53,439
Commissions for loans and guaranties	23,221	70,535
Commissions on debit and credit cards	23,000	18,763
Commissions for transportations of values	12,740	10,301
Commissions for escrow	10,404	10,376
Commissions for capital market transactions	6,561	9,237
Commissions for salary payment	4,681	4,541
Commissions for trust management	888	490
Other	37,181	24,864

Total	432,486	357,194

g) SERVICE CHARGE EXPENSE

Turn-over tax	134,491	101,487
Insurance paid on lease transactions	52,534	23,871
Other	6,406	9,409

Total	193,431	134,767

	06-30-2014	06-30-2013
h) OTHER INCOME

Income from the Credit Card Guarantee Fund	32,352	6,711
Related parties expenses recovery	26,507	11,900
Interest on loans to personnel	15,483	13,938
Deferred income tax (1)	2,600	154,900
Other	32,816	26,427

Total	109,758	213,876

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

i) OTHER EXPENSE

Turn-over tax	6,681	3,623
Donations	6,138	4,531
Insurance losses	5,255	6,360
Private health insurance for former employees	4,853	3,976
Other	17,877	8,104

Total	40,804	26,594

6.	FINANCIAL INFORMATION UNIT: ENFORCEMENT ACTION PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two enforcement action proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Francés and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in this respect.

7.	RESTRICTIONS ON ASSETS

As of June 30, 2014 and the end of the previous fiscal year, there are Bank’s assets, which are restricted as follows:

a)	The Government and Private Securities account includes 185,220 in peso-denominated variable rate Argentine Central Bank Notes and 191,290 in bonds issued by the Argentine Government in US Dollars maturing in 2017, respectively, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)	The Bank appropriated 13,457 in Guaranteed Bonds maturing in 2020 as of June 30, 2014 and 7,754 in peso-denominated fixed rate Argentine Central Bank Bills and 4,053 in Secured Bonds due 2020 as of December 31, 2013, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 193,809 and 146,915, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also appropriated accounts, deposits and trusts for 732,511 and 763,876, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of June 30, 2014 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2014	2013	2014	2013	2014	2013
BBVA	58,439	21,976	98,430	53,269	36,865	26,740
BBVA Francés Valores S.A	58	—	892	4,583	12,474	10,661
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	3	1	208	24,513	35,149	49,339
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	411	243	9,023	23,765	107,708	42,548
BBVA Consolidar Seguros S.A.	34,021	18,314	2,937	23,972	6,510	—
PSA Finance Argentina Cía. Financiera S.A.	1,088,426	1,054,573	2,486	8,760	285,333	373,879
Rombo Cía. Financiera S.A.	802,803	1,063,677	8,564	9,733	425,373	524,802

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 5170 and BCRA’s amendments.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 9.5232% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned. As of June 30, 2014 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,428 and 2,405, respectively, considering its recoverable value.

The Bank recorded the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,177 as of June 30, 2014 and the end of the previous fiscal year.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non Financial Trusts

The Bank acts as trustee in 14 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 100,603 and 99,373 as of June 30, 2014 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution No. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions No. 16,010 and No. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

On December 11, 2012, the Bank approved the issuance of Class 4 of its Corporate Bonds under the Program for a principal amount of up to $ 200,000,000. On May 9, 2013 the Bank decided to increase the maximum amount of the issuance up to $ 300,000,000. On July 31, 2013, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 250,000 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.69% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On August 8, 2013, the Bank approved the issuance of Class 6 and 7 of its Corporate Bonds under the Program for a joint principal amount of up to $ 500,000,000. On November 8, 2013, the Bank issued Class 6 and 7 of its Corporate Bonds, which were fully subscribed and paid in for 121,357 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.25% per annum, with quarterly interest payments and for 250,000 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 4.24% per annum, with quarterly interest payments, respectively. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Classes were applied to the reimbursement of time deposits.

On November 26, 2013, the Bank approved the issuance of Class 8 and 9 of its Corporate Bonds under the Program for a joint principal amount of up to $ 500,000,000. On February 11, 2014, the Bank issued Class 8 and 9 of its Corporate Bonds, which were fully subscribed and paid in for 258,880 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.8% per annum, with quarterly interest payments and for 145,116 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 4.7% per annum, with quarterly interest payments, respectively. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Classes were applied to the reimbursement of time deposits.

As of June 30, 2014 and the end of the previous fiscal year, the outstanding principal and accrued interest amounts to 1,067,156 (in connection with Class 4, 6, 7, 8 and 9 of the Corporate Bonds) and 644,164 (in connection with Class 4, 6 and 7 of the Corporate Bonds), respectively.

On April 30, 2014, the Bank approved the issuance of Class 10 and 11 of its Corporate Bonds under the Program for a joint principal amount of up to $ 500,000,000. On July 18, 2014, the Bank issued Class 10 and 11 of its Corporate Bonds, which were fully subscribed and paid in for 233,750 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.5% per annum, with quarterly interest payments and for 165,900 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.75% per annum, with quarterly interest payments, respectively. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Classes were applied to the reimbursement of time deposits.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of June 30, 2014:

a)	Interest rate swaps for 1,247,643 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 10,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount and receives a variable amount in accordance with changes in the Badlar rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 12,616 as loss for the period.

The estimated fair value of said instruments amounts to 611 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,257,643.

b)	Interest rate swap for 39,660 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 39,660.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 3,679,322 and 3,251,987, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the criteria described in note 2.3.n.2.), recognizing the amount of 461,615 as income for the period.

d)	Forward sales of BCRA Bills under repurchase agreements for 1,953,447 and of Government securities for 92,827, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 17,668 as income for the period.

e)	The Bank does not carry any pending balances associated to reverse repos in force at June 30, 2014. However, the transactions conducted at June 30, 2014 have yielded a 4,839 loss at the end of the period.

II.	Transactions as of December 31, 2013:

a)	Interest rate swaps for 1,412,963 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 65,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount and receives a variable amount in accordance with changes in the Badlar rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 22,019 as income for the fiscal year.

The estimated fair value of said instruments amounts to 35,388 (Liability). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,477,963.

b)	Interest rate swap for 42,775 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 42,775.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,414,377 and 1,871,743, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), recognizing the amount of 465,650 as income for the fiscal year.

d)	Forward sales of BCRA Bills and Notes under repurchase agreements for 175,277 and of Government securities for 5,103, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 45,601 as income for the fiscal year.

e)	The Bank does not carry any pending balances associated to reverse repos in force at December 31, 2013. However, the transactions conducted at December 31, 2013 have yielded a 2,133 loss at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Minimum Stockholders’ Equity and Minimum of liquid assets:

Given the operations the Bank carries out at present and in compliance with the provisions set forth by CNV’s General Resolution No. 622/13, the Entity is applying for registration with CNV as “Settlement and Clearing Agent – Comprehensive”.

According to CNV’s General Resolution No. 622/13, the minimum Stockholders’ Equity required to operate in the above-mentioned category would amount to 15,000 and the minimum of liquid assets required by those rules would be 7,500, this amount is carried in the account identified in the Bank’s records with the number 111.015.003 [named “Argentine Central Bank – Checking Account (Balancing entry – CNV)”]. As of June 30, 2014, and the end of the previous fiscal year, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13.2 Investment Funds custodian

As of June 30, 2014 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Renta Pesos”, “FBA Ahorro Pesos”, “FBA Calificado”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Acciones Argentinas”, “FBA Bonos Globales”, “FBA Bonos Latinoamericanos”, “FBA Renta Dólares”, “FBA Renta”, “FBA Total”, “FBA Acciones Globales”,

“FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Renta Premium” and “FBA Renta Corto Plazo” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, securities issued by the BCRA, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 2,835,659 and 1,499,521, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts - Control - Other”.

The Investment Funds´ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	06-30-2014	12-31-2013
FBA Renta Pesos	1,875,652	1,460,275
FBA Ahorro Pesos	1,255,448	541,736
FBA Calificado	183,426	126,513
FBA Horizonte	63,392	47,322
FBA Acciones Latinoamericanas	48,401	41,623
FBA Bonos Argentina	15,578	5,096
FBA Acciones Argentinas	707	468
FBA Bonos Globales	142	117
FBA Bonos Latinoamericanos (*)	—,—	26,211
FBA Renta Dólares (*)	—,—	5,971
FBA Renta (*)	—,—	20,537
FBA Total (*)	—,—	20,817
FBA Acciones Globales (*)	—,—	47,620
FBA Internacional (*)	—,—	4,558
FBA Ahorro Dólares (*)	—,—	14,092
FBA Renta Fija (*)	—,—	14,373
FBA Renta Premium (*)	—,—	8,866
FBA Renta Corto Plazo (*)	—,—	316

Total	3,442,746	2,386,511

(*) On August 31, 2013, BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (“the Managing Company”) decided to start the process of liquidation of FBA Renta Dólares, FBA Ahorro Dólares, FBA Renta Fija, FBA Renta Premium y FBA Renta Corto Plazo, on September 2, 2013 of FBA Acciones Globales and FBA Renta, and on January 27, 2014 of FBA Internacional, FBA Total and FBA Bonos Latinoamericanos. As of the date of issuance of these financial statements, the Asset Manager had paid off all the amounts due to the holders of shares in these funds, except to the holders of shares in FBA Acciones Globales, to whom partial payments have been made (with the remaining funds having been deposited in a special account at BBVA Francés).

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

In accordance with Communication “A” 5273 of “Distribution of Income” of the BCRA, issued on January 27, 2012, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of June 30, 2014 and the end of the previous fiscal year:

	06-30-14	12-31-13
COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	224,634	224,634
BCRA Checking Account	3,899,894	5,357,009
Special social security accounts	67,917	—,—
Franchises	—,—	81,944

TOTAL	4,192,445	5,663,587

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	32,954	26,411
BCRA Checking Account	5,227,795	5,147,476

TOTAL	5,260,749	5,173,887

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)

BCRA Checking Account	59,195	40,957

TOTAL	59,195	40,957

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	06-30-14	12-31-13	06-30-13	12-31-12
a) Cash and due from banks	11,430,853	12,844,259	8,066,398	8,594,068

b) Government securities	259,229	88,812	72,312	100,301

c) Loans to financial sector, call granted maturity date less than three months as from the end of the period or fiscal year	487,480	671,120	579,735	426,619

CASH AND CASH EQUIVALENTS	12,177,562	13,604,191	8,718,445	9,120,988

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from each period or fiscal year date.

17.	SUBSEQUENT EVENTS

The Bank sold to BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, in arm’s length conditions, a property located at Reconquista 281 in the City of Buenos Aries. On July 31, 2014 proceeded to the signing of the deed of this asset.

18.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

19.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between Argentine professional accounting standards and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 06-30-2014	Book balance as of 12-31-2013	Position without options	Final position
GOVERNMENT SECURITIES

Government securities at fair value

Local
In pesos
Secured Bonds due 2020	2423		1,176,582		1,176,582	1,176,582
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		482,987		482,987	482,987
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	5459		367,766		367,284	367,284
Federal Government Bonds in Pesos Badlar + 300 bp due 2015	5441		92,661		316	316
Other			27,816		27,816	27,816

Subtotal in pesos			2,147,812	1,110,448	2,054,985	2,054,985

In foreign currency
Argentine Bond of Saving towards economic development	5456		132,615		132,615	132,615
Par Securities denominated in US Dollars and governed by Argentine Law	45699		50,400		50,400	50,400
Federal Government Bonds in US Dollars 7% due 2015	5433		18,819		18,819	18,819

Subtotal in foreign currency			201,834	871,590	201,834	201,834

Subtotal Government securities at fair value			2,349,646	1,982,038	2,256,819	2,256,819

Government securities at amortized cost

Local
In pesos
Other		164	164		164	164

Subtotal in pesos			164	164	164	164

Subtotal Government securities at amortized cost			164	164	164	164

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 06-30-2014	Book balance as of 12-31-2013	Position without options	Final position
Instruments issued by the BCRA
BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 07-16-14	46582		66,445		56,446	56,446
Other			6,035		24,125	24,125

Subtotal at fair value			72,480	495	80,571	80,571

Repurchase transactions
Argentine Central Bank Internal Bills due 10-01-14	46270		1,897,450		—,—	—,—
Argentine Central Bank Internal Bills due 09-10-14	46523		42,705		—,—	—,—
Other			13,292		—,—	—,—

Subtotal repurchase transactions			1,953,447	39,882	—,—	—,—

At amortized cost
Argentine Central Bank Internal Bills due 10-15-14	46274		646,354		646,354	646,354
Argentine Central Bank Internal Bills due 11-19-14	46573		550,603		550,603	550,603
Argentine Central Bank Internal Bills due 08-13-14	46260		540,123		530,662	530,662
Argentine Central Bank Internal Bills due 01-28-15	46291		431,564		431,564	431,564
Argentine Central Bank Internal Bills due 06-03-15	46596		397,259		397,259	397,259
Argentine Central Bank Internal Bills due 04-22-15	46591		366,229		366,229	366,229
Argentine Central Bank Internal Bills due 03-04-15	46590		335,833		335,833	335,833
Argentine Central Bank Internal Bills due 07-23-14	46255		322,854		314,868	314,868
Argentine Central Bank Internal Bills due 12-03-14	46542		311,995		311,995	311,995
Argentine Central Bank Internal Bills due 05-27-15	46595		279,408		279,408	279,408
Argentine Central Bank Internal Bills due 03-25-15	46587		249,340		249,340	249,340
Argentine Central Bank Internal Bills due 09-17-14	46267		227,961		227,961	227,961
Argentine Central Bank Internal Bills due 12-17-14	46282		164,937		164,937	164,937
Argentine Central Bank Internal Bills due 06-10-15	46597		158,099		158,099	158,099
Argentine Central Bank Internal Bills due 02-04-15	46296		127,853		127,853	127,853
Argentine Central Bank Internal Bills due 09-03-14	46581		114,438		114,438	114,438
Argentine Central Bank Internal Bills due 08-27-14	46265		95,970		95,970	95,970
Argentine Central Bank Internal Bills due 08-06-14	46533		36,279		28,473	28,473
Other			71,048		88,794	88,794

Subtotal at amortized cost			5,428,147	1,232,715	5,420,640	5,420,640

BCRA Notes
At fair value
Argentine Central Bank Notes – In Pesos – Variable Badlar coupon due 08-20-14	46203		226,895		226,895	226,895
Argentine Central Bank Notes – In Pesos – Variable Badlar coupon due 07-23-14	46584		21,030		21,030	21,030

Subtotal at fair value			247,925	—,—	247,925	247,925

Repurchase transactions

Subtotal repurchase transactions			—,—	135,395	—,—	—,—

At amortized cost
Argentine Central Bank Notes – In Pesos – Variable Badlar coupon due 09-24-14	46585		30,289		30,289	30,289

Subtotal at amortized cost			30,289	—,—	30,289	30,289

Subtotal instruments issued by the BCRA			7,732,288	1,408,487	5,779,425	5,779,425

TOTAL GOVERNMENT SECURITIES			10,082,098	3,390,689	8,036,408	8,036,408

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 06-30-2014	Book balance as of 12-31-2013	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments
Other Equity instruments
Local
In pesos
Tenaris S.A.	40115		185		185	185

Subtotal in pesos			185	—,—	185	185

From abroad
In foreign currency
Silicon Graphics Inc.	6003		73		73	73
Other			40		40	40

Subtotal in foreign currency			113	90	113	113

Subtotal Equity instruments			298	90	298	298

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			298	90	298	298

TOTAL GOVERNMENT AND PRIVATE SECURITIES			10,082,396	3,390,779	8,036,706	8,036,706

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	06-30-2014	12-31-2013
COMMERCIAL PORTFOLIO

Normal performance	21,947,116	21,239,671

Preferred collaterals and counter guaranties “A”	834,197	779,621
Preferred collaterals and counter guaranties “B”	768,160	577,055
Without senior security or counter guaranties	20,344,759	19,882,995
With special follow-up	1,860	19,473

Under observation	—,—	15,428

Without senior security or counter guaranties	—,—	15,428
Negotiations for recovery or re-financing agreements underway	1,860	4,045

Preferred collaterals and counter guaranties “B”	—,—	786
Without senior security or counter guaranties	1,860	3,259
Non-performing	18,682	2,717

Preferred collaterals and counter guaranties “B”	862	—,—
Without senior security or counter guaranties	17,820	2,717
With high risk of uncollectibility	25,012	27,632

Preferred collaterals and counter guaranties “B”	338	338
Without senior security or counter guaranties	24,674	27,294
Uncollectible	—,—	10,035

Without senior security or counter guaranties	—,—	10,035

Total	21,992,670	21,299,528

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	06-30-2014	12-31-2013
CONSUMER AND HOUSING PORTFOLIO
Normal performance	17,988,021	16,814,083

Preferred collaterals and counter guaranties “A”	16,840	20,369
Preferred collaterals and counter guaranties “B”	1,505,067	1,524,188
Without senior security or counter guaranties	16,466,114	15,269,526

Low risk	227,548	178,283

Preferred collaterals and counter guaranties “B”	26,665	23,784
Without senior security or counter guaranties	200,883	154,499

Medium risk	185,874	128,909

Preferred collaterals and counter guaranties “B”	5,948	9,231
Without senior security or counter guaranties	179,926	119,678

High risk	95,730	68,101

Preferred collaterals and counter guaranties “B”	20,340	15,004
Without senior security or counter guaranties	75,390	53,097

Uncollectible	19,119	14,802

Preferred collaterals and counter guaranties “B”	6,172	6,403
Without senior security or counter guaranties	12,947	8,399

Uncollectible, classified as such under regulatory requirements	116	100

Without senior security or counter guaranties	116	100

Total	18,516,408	17,204,278

General Total (1)	40,509,078	38,503,806

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	06-30-2014		12-31-2013
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	4,885,363	12.06%	4,236,449	11.00%
50 next largest clients	6,062,871	14.97%	5,680,349	14.75%
100 following clients	3,888,905	9.60%	3,998,701	10.39%
Remaining clients	25,671,939	63.37%	24,588,307	63.86%

Total (1)	40,509,078	100.00%	38,503,806	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—,—	530	—,—	—,—	—,—	—,—	48,494	49,024

Financial sector	—,—	598,582	380,631	251,669	602,365	587,264	38,500	2,459,011

Non financial private sector and residents abroad	125,416	15,087,710	5,506,684	4,479,826	3,260,064	4,271,154	5,270,189	38,001,043

TOTAL	125,416	15,686,822	5,887,315	4,731,495	3,862,429	4,858,418	5,357,183	40,509,078	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See note 19)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	06-30-2014	12-31-2013	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled
	Local										thousands of pesos

33642192049	BBVA Francés Valores S.A.	Common	500	$1	12,396	21,746	17,960	Stockholder	06-30-2014	6,390	22,420	3,903
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1	$1	35,425,947	4,172	8,272	Pensions fund manager	06-30-2014	65,739	7,742	(6,553)

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000	$1	26,089	201,464	164,652	Financial institution	06-30-2014	52,178	402,927	95,663

30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1	$1	230,398	105,093	68,967	Investment Fund Manager	06-30-2014	243	110,624	38,028
33707124909	Rombo Cía. Financiera S.A.	Common	1,000	$1	24,000	197,684	150,396	Financial Institution	06-30-2014	60,000	494,210	118,220

		Subtotal controlled				530,159	410,247

	Non controlled

	Local

30598910045	Visa Argentina S.A.	Common	1	$1	1,571,996	6,428	6,428	Services to companies	05-31-2013	15,000	265,120	203,787
30604796357	Banelco S.A.	Common	1	$1	2,574,907	7,686	8,654	Information services	12-31-2013	23,599	102,351	39,720
30690783521	Interbanking S.A.	Common	1	$1	149,556	5,111	3,571	Services	12-31-2013	1,346	161,375	129,239
	Other					250	257

	Foreign

30710156561	Banco Lat. de Comercio Exterior S.A.	Common B	43	$1	20,221	2,047	1,640	Banking institution	12-31-2013	1,824,910	5,592,131	552,420

		Subtotal noncontrolled				21,522	20,550

		Total in financial institutions, supplementary and authorized				551,681	430,797

	IN OTHER COMPANIES

	Non controlled

	Local

30500064230	BBVA Consolidar Seguros S.A.	Common	1	$1	1,301,847	37,038	29,220	Insurance	06-30-2014	10,651	303,097	108,502

	Foreign

	Other					102	82

		Subtotal non controlled				37,140	29,302

		Total in other companies				37,140	29,302

		Total investments in other companies				588,821	460,099

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2014

AND THE FISCAL YEAR ENDED DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 06-30-2014	Net book value at 12-31-2013
					Years of useful life	Amount
PREMISES AND EQUIPMENT

Real Estate	370,879	2,287	27,686	—,—	50	12,288	388,564	370,879
Furniture and Facilities	208,917	66,131	534	—,—	10	15,996	259,586	208,917
Machinery and Equipment	119,477	11,514	14,020	—,—	3 & 5	33,368	111,643	119,477
Automobiles	5,133	995	—,—	14	5	754	5,360	5,133

Total	704,406	80,927	42,240	14		62,406	765,153	704,406

OTHER ASSETS

Construction in progress	80,662	45,738	(28,235)	22,308	—,—	—,—	75,857	80,662
Advances to suppliers of goods	486,010	272,046	—,—	23,985	—,—	—,—	734,071	486,010
Works of Art	992	—,—	—,—	—,—	—,—	—,—	992	992
Leased assets	2,294	—,—	—,—	—,—	50	23	2,271	2,294
Property taken as security for loans	2,423	460	—,—	39	50	49	2,795	2,423
Stationery and office supplies	7,844	16,654	—,—	10,012	—,—	—,—	14,486	7,844
Other	66,477	16,876	(14,005)	—,—	50	97	69,251	66,477

Total	646,702	351,774	(42,240)	56,344		169	899,723	646,702

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2014

AND THE FISCAL YEAR ENDED DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Net book value at beginning of fiscal year		Amortization for the period
Description		Additions	Years of useful life	Amount	Net book value at 06-30-2014	Net book value at 12-31-2013
Organization and development expenses (1)	120,637	38,424	1 & 5	27,524	131,537	120,637

Organization and development non-deductible expenses	—,—	7,641	—,—	7,641	—,—	—,—

Total	120,637	46,065		35,165	131,537	120,637

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	06-30-2014		12-31-2013
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	5,621,934	11.72%	4,549,211	10.39%

50 next largest clients	4,614,618	9.62%	5,081,876	11.61%

100 following clients	3,011,195	6.27%	3,051,769	6.97%

Remaining clients	34,740,647	72.39%	31,091,918	71.03%

TOTAL	47,988,394	100.00%	43,774,774	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	42,762,696	4,255,987	747,212	221,178	1,321	—,—	47,988,394

Other liabilities from financial transactions
Argentine Central Bank	83,893	—,—	—,—	—,—	—,—	—,—	83,893
Banks and International Institutions	—,—	136,853	286,232	—,—	—,—	—,—	423,085
Unsubordinated corporate bonds	10,882	30,921	—,—	371,357	258,880	395,116	1,067,156
Financing received from Argentine financial institutions	15	—,—	—,—	—,—	—,—	—,—	15
Other	3,049,992	499	712	1,540	2,170	1,649	3,056,562

Total	3,144,782	168,273	286,944	372,897	261,050	396,765	4,630,711

TOTAL	45,907,478	4,424,260	1,034,156	594,075	262,371	396,765	52,619,105

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR SIX MONTH PERIOD ENDED JUNE 30, 2014 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (5)		Reversals	Applications	06-30-2014	12-31-2013
DEDUCTED FROM ASSETS
Government securities
– For impairment value	196	8	(4)	—,—	—,—	204	196

Loans
– Allowance for doubtful loans	680,651	266,092	(1)	—,—	159,469	787,274	680,651

Other receivables from financial transactions
– Allowance for doubtful receivables and impairment	1,209	690	(1)	—,—	—,—	1,899	1,209

Receivables from financial leases
– Allowance for doubtful receivables and impairment	21,186	7,498	(1)	—,—	1,304	27,380	21,186

Other receivables
– Allowance for doubtful receivables (2)	277,334	22,360		49	161	299,484	277,334

Total	980,576	296,648		49	160,934	1,116,241	980,576

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	539	26		—,—	—,—	565	539

– Other contingencies	622,165	91,398	(3)	3,508	35,833	674,222	622,165

Total	622,704	91,424		3,508	35,833	674,787	622,704

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).
(3)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.q).
(4)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(5)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Government Securities	8
– Loans	3,382
– Other receivables	3,121

EXHIBIT K

CAPITAL STRUCTURE AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
		Votes per share	Issued		Pending issuance or distribution
Class	Quantity		Outstanding	In portfolio			Paid in
Common	536,877,850	1	536,833	—,—	45	(1)	536,878	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.

(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

Accounts	06-30-2014							12-31-2013
		Total of the period (per type of currency)

	Total of the period	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	5,943,138	191,325	5,733,328	738	1,312	188	16,247	5,912,615
Government and private securities	234,390	—,—	234,350	—,—	—,—	—,—	40	871,680
Loans	2,275,424	—,—	2,275,424	—,—	—,—	—,—	—,—	1,134,400
Other receivables from financial transactions	370,134	111,558	257,772	—,—	—,—	804	—,—	100,620
Receivables from financial leases	—,—	—,—	—,—	—,—	—,—	—,—	—,—	61
Investments in other companies	2,149	—,—	2,149	—,—	—,—	—,—	—,—	1,722
Other receivables	139,847	14,024	125,823	—,—	—,—	—,—	—,—	135,361
Suspense items	101	1	100	—,—	—,—	—,—	—,—	562

TOTAL	8,965,183	316,908	8,628,946	738	1,312	992	16,287	8,157,021

LIABILITIES

Deposits	5,701,288	82,762	5,618,526	—,—	—,—	—,—	—,—	4,720,888
Other liabilities from financial transactions	1,443,222	211,010	1,230,645	582	138	276	571	816,105
Other liabilities	151,444	6,006	145,438	—,—	—,—	—,—	—,—	118,440
Suspense items	1,857	8	1,849	—,—	—,—	—,—	—,—	571

TOTAL	7,297,811	299,786	6,996,458	582	138	276	571	5,656,004

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	2,374,975	167,895	2,207,080	—,—	—,—	—,—	—,—	1,873,226
Control	33,235,553	108,454	33,125,204	—,—	—,—	1,064	831	95,729,619

TOTAL	35,610,528	276,349	35,332,284	—,—	—,—	1,064	831	97,602,845

Credit accounts (except contra credit accounts)
Contingent	398,692	56,018	342,674	—,—	—,—	—,—	—,—	620,570
Control	41,423	1,505	39,918	—,—	—,—	—,—	—,—	268,945

TOTAL	440,115	57,523	382,592	—,—	—,—	—,—	—,—	889,515

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			06-30-2014	12-31-2013
1. Loans	1,957,220	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,957,220	2,109,132

- Overdraft	441	—,—	—,—	—,—	—,—	—,—	—,—	—,—	441	151

Without senior security or counter guaranty	441	—,—	—,—	—,—	—,—	—,—	—,—	—,—	441	151

- Real Estate Mortgage and Collateral Loans	2,432	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,432	2,488

Other collaterals and counter guaranty “B”	2,432	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,432	2,488

- Consumer	3,232	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,232	3,504

Without senior security or counter guaranty	3,232	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,232	3,504

- Credit Cards	4,191	—,—	—,—	—,—	—,—	—,—	—,—	—,—	4,191	3,906

Without senior security or counter guaranty	4,191	—,—	—,—	—,—	—,—	—,—	—,—	—,—	4,191	3,906

- Other	1,946,924	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,946,924	2,099,083

Without senior security or counter guaranty	1,946,924	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,946,924	2,099,083

2. Other receivables from financial transactions	44,503	—,—	—,—	—,—	—,—	—,—	—,—	—,—	44,503	37,835

3. Receivables from financial leases and other	409	—,—	—,—	—,—	—,—	—,—	—,—	—,—	409	171

4. Contingent commitments	71,984	—,—	—,—	—,—	—,—	—,—	—,—	—,—	71,984	109,297

5. Investments in other companies and private securities	555,651	—,—	—,—	—,—	—,—	—,—	—,—	—,—	555,651	442,054

Total	2,629,767	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,629,767	2,698,489

Total Allowances	19,729	—,—	—,—	—,—	—,—	—,—	—,—	—,—	19,729	20,878

(1)	Maximum amount granted to related clients during June 2014 and December 2013, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount
Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	20	10	44	1,257,643

Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non - financial sector	122	64	6	39,660

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	3	2	1	6,364,589

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	4	1	1	566,720

Repo transactions	Financial transactions – own account	Federal Government Bonds	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	92,827

Repo transactions	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	1,953,447

TOTAL								10,274,886

CONSOLIDATED BALANCE SHEETS AS OF

JUNE 30, 2014 AND DECEMBER 31, 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-2014	12-31-2013
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,978,548	2,063,205
Due from banks and correspondents	9,509,393	10,818,576

Argentine Central Bank (BCRA)	9,304,704	10,576,744
Other local	1,750	2,846
Foreign	202,939	238,986

	11,487,941	12,881,781

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	2,350,179	1,982,431
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	7,732,288	1,408,487
Investments in listed private securities	149,105	69,049

Less: Allowances	204	196

	10,231,532	3,459,935

C. LOANS:
To government sector (Exhibit 1)	49,024	40,915
To financial sector (Exhibit 1)	1,362,665	1,871,093

Interfinancial – (Call granted)	15,000	313,500
Other financing to local financial institutions	1,099,563	1,328,346
Interest and listed-price differences accrued and pending collection	248,102	229,247

To non financial private sector and residents abroad (Exhibit 1)	37,370,901	35,278,648

Overdraft	6,894,270	6,552,258
Discounted instruments	5,558,444	5,476,961
Real estate mortgage	1,311,435	1,243,900
Collateral Loans	3,456,216	3,479,820
Consumer	5,974,939	5,998,744
Credit cards	8,651,287	7,429,187
Other	5,008,854	4,647,736
Interest and listed-price differences accrued and pending collection	641,147	582,255
Less: Interest documented together with main obligation	125,691	132,213

Less: Allowances	823,477	722,462

	37,959,113	36,468,194

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	405,613	624,368
Amounts receivable for spot and forward sales to be settled	2,315,631	260,046
Instruments to be received for spot and forward purchases to be settled	382,062	72,567
Unlisted corporate bonds (Exhibit 1)	36,207	3,401
Non-deliverable forward transactions balances to be settled	83,368	6,744
Other receivables not covered by debtor classification regulations	8,315	4,135
Other receivables covered by debtor classification regulations (Exhibit 1)	281,187	202,274

Less: Allowances	5,435	5,044

	3,506,948	1,168,491

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	1,954,052	1,778,235
Interest accrued pending collection (Exhibit 1)	23,557	22,040

Less: Allowances	28,785	22,497

	1,948,824	1,777,778

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	199,731	152,036
Other (Note 7.b)	67,081	58,621

	266,812	210,657

G. OTHER RECEIVABLES:
Other (Note 7.c)	1,488,730	1,359,404
Other interest accrued and pending collection	652	3,478

Less: Allowances	331,902	297,585

	1,157,480	1,065,297

H. PREMISES AND EQUIPMENT:	765,757	704,995

I. OTHER ASSETS:	904,115	659,997

J. INTANGIBLE ASSETS:
Organization and development expenses	131,637	120,755

	131,637	120,755

K. SUSPENSE ITEMS:	5,444	5,294

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.d):	450	450

TOTAL ASSETS:	68,366,053	58,523,624

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

JUNE 30, 2014 AND DECEMBER 31, 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-2014	12-31-2013
LIABILITIES:
M. DEPOSITS:
Government sector	3,897,609	2,780,304
Financial sector	27,250	45,961
Non financial private sector and residents abroad	44,124,784	40,933,200

Checking accounts	11,135,333	9,947,241
Savings deposits	12,567,670	11,902,472
Time deposits	19,123,237	17,910,820
Investments accounts	1,176	4,027
Other	964,190	916,985
Interest and listed-price differences accrued payable	333,178	251,655

	48,049,643	43,759,465

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	83,893	93,746

Other	83,893	93,746

Banks and International Institutions	421,324	106,178
Unsubordinated corporate bonds	1,461,649	1,190,761
Amounts payable for spot and forward purchases to be settled	269,551	63,298
Instruments to be delivered for spot and forward sales to be settled	2,450,532	273,672
Financing received from Argentine financial institutions	297,631	426,238

Interfinancial (call borrowed)	55,015	—,—
Other financings from local financial institutions	242,595	426,238
Interest accrued payable	21	—,—
Non-deliverable forward transactions balances to be settled	2,368	47,245
Other (Note 7.e)	3,175,480	2,648,545
Interest and listed–price differences accrued payable	106,945	93,577

	8,269,373	4,943,260

O. OTHER LIABILITIES:
Dividends payable	39,820	—,—
Fees payable	838	189
Other (Note 7.f)	2,131,520	1,752,778

	2,172,178	1,752,967

P. ALLOWANCES:	746,697	709,343

Q. SUSPENSE ITEMS:	33,403	29,677

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.g):	337	337

TOTAL LIABILITIES:	59,271,631	51,195,049

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	205,873	172,395

STOCKHOLDERS’ EQUITY:	8,888,549	7,156,180

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	68,366,053	58,523,624

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2014	12-31-2013
DEBIT ACCOUNTS

Contingent
- Guaranties received	12,444,875	12,125,408
- Contra contingent debit accounts	1,283,924	1,290,370

	13,728,799	13,415,778

Control
- Receivables classified as irrecoverable	506,234	432,256
- Other (Note 7.h)	112,511,864	153,384,808
- Contra control debit accounts	1,438,747	1,544,001

	114,456,845	155,361,065

Derivatives
- “Notional” amount of non-deliverable forward transactions	3,679,322	5,414,377
- Interest rate swap	1,182,088	1,367,098
- Contra debit derivatives accounts	3,251,987	1,871,743

	8,113,397	8,653,218

For trustee activities
- Funds in trust	6,605	6,582

	6,605	6,582

TOTAL	136,305,646	177,436,643

CREDIT ACCOUNTS

Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	435,581	453,478
- Guaranties provided to the BCRA	185,233	191,303
- Other guaranties given covered by debtor classification regulations (Exhibit 1)	293,591	287,575
- Other guaranties given non covered by debtor classification regulations	207,328	158,783
- Other covered by debtor classification regulations (Exhibit 1)	162,191	199,231
- Contra contingent credit accounts	12,444,875	12,125,408

	13,728,799	13,415,778

Control
- Items to be credited	1,323,851	1,186,195
- Other	114,896	357,806
- Contra control credit accounts	113,018,098	153,817,064

	114,456,845	155,361,065

Derivatives
- “Notional” amount of non-deliverable forward transactions	3,251,987	1,871,743
- Contra credit derivatives accounts	4,861,410	6,781,475

	8,113,397	8,653,218

For trustee activities
- Contra credit accounts for trustee activities	6,605	6,582

	6,605	6,582

TOTAL	136,305,646	177,436,643

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2014	06-30-2013
A. FINANCIAL INCOME

Interest on cash and due from banks	—,—	54
Interest on loans to the financial sector	191,373	143,631
Interest on overdraft	993,712	543,010
Interest on discounted instruments	589,557	334,284
Interest on real estate mortgage	109,602	72,946
Interest on collateral loans	385,949	270,607
Interest on credit card loans	879,363	431,473
Interest on other loans	1,317,025	994,552
Interest from other receivables from financial transactions	3,770	18,932
Interest on financial leases	160,020	106,289
Income from secured loans - Decree 1387/01	8,988	2,632
Net income from government and private securities	735,273	149,085
Indexation by CER	193,151	66,936
Gold and foreign currency exchange difference	650,461	138,769
Other	553,194	134,209

	6,771,438	3,407,409

B. FINANCIAL EXPENSE

Interest on savings deposits	9,243	6,599
Interest on time deposits	2,141,823	970,316
Interest on interfinancial financing (call borrowed)	11,108	1,499
Interest on other financing from financial institutions	46,865	42,990
Interest on other liabilities from financial transactions	210,733	65,328
Other interest	4,304	2,978
Indexation by CER	119	56
Contribution to the deposit guaranty fund	38,556	29,940
Other	421,296	220,865

	2,884,047	1,340,571

GROSS INTERMEDIATION MARGIN – GAIN	3,887,391	2,066,838

C. ALLOWANCES FOR LOAN LOSSES	270,473	208,633

D. SERVICE CHARGE INCOME

Related to lending transactions	918,314	636,550
Related to liability transactions	693,170	528,740
Other commissions	83,479	57,334
Other (Note 7.i)	432,482	357,191

	2,127,445	1,579,815

E. SERVICE CHARGE EXPENSE

Commissions	373,497	281,309
Other (Note 7.j)	211,297	146,064

	584,794	427,373

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2014	06-30-2013
F. ADMINISTRATIVE EXPENSES

Payroll expenses	1,436,151	1,076,116
Fees to Bank Directors and Supervisory Committee	2,705	1,767
Other professional fees	33,701	28,017
Advertising and publicity	102,931	83,726
Taxes	227,116	146,464
Fixed assets depreciation	62,459	46,914
Organizational expenses amortization	27,542	23,262
Other operating expenses	361,772	253,902
Other	293,701	201,709

	2,548,078	1,861,877

NET GAIN FROM FINANCIAL TRANSACTIONS	2,611,491	1,148,770

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(44,498)	(25,116)

G. OTHER INCOME

Income from long-term investments	75,798	40,556
Punitive interests	11,656	6,534
Loans recovered and reversals of allowances	68,504	42,670
Other (Note 7.k)	103,529	209,278

	259,487	299,038

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	12	25
Charge for uncollectibility of other receivables and other allowances	110,825	228,774
Amortization of difference arising from judicial resolutions	7,641	16,850
Depreciation and losses from miscellaneous assets	169	153
Other (Note 7.l)	42,345	28,837

	160,992	274,639

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	2,665,488	1,148,053

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	904,319	548,438

NET INCOME FOR THE PERIOD	1,761,169	599,615

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-2014	06-30-2013
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	13,603,620 (1)	9,048,450 (1)
Cash and cash equivalents at the end of the period	12,189,554 (1)	8,648,049 (1)

Net decrease in cash and cash equivalents	(1,414,066)	(400,401)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	(5,857,571)	(203,368)
- Loans	4,072,003	82,879

to financial sector	328,283	131,442
to non-financial public sector	(477)	(36,736)
to non-financial private sector and residents abroad	3,744,197	(11,827)
- Other receivables from financial transactions	63,896	(19,259)
- Receivables from financial leases	(171,046)	(250,237)
- Deposits	1,630,159	1,452,099

to financial sector	(18,711)	17,775
to non-financial public sector	1,118,815	(809,981)
to non-financial private sector and residents abroad	530,055	2,244,305
- Other liabilities from financial transactions	553,721	61,529

Financing from financial or interfinancial sector (call borrowed)	55,015	10,000
Others (except liabilities included in Financing Activities)	498,706	51,529
Collections related to service charge income	2,093,942	1,575,512
Payments related to service charge expense	(583,409)	(422,494)
Administrative expenses paid	(2,503,072)	(1,817,979)
Organizational and development expenses paid	(10,642)	(15,704)
Net collections from punitive interest	10,513	5,764
Differences from judicial resolutions paid	(7,641)	(16,850)
Collections of dividends from other companies	20,070	11,467
Other collections related to other income and expenses	199,604	255,982

Net cash flows (used in) / provided by operating activities	(489,473)	699,341

Investment activities

Net payments from premises and equipment	(82,943)	(41,341)
Net payments from other assets	(306,361)	(45,772)
Other payments from investment activities	(195,566)	(332,650)

Net cash flows used in investment activities	(584,870)	(419,763)

Financing activities

Net collections / (payments) from:
- Unsubordinated corporate bonds	270,888	(16,860)
- Argentine Central Bank	(9,759)	12,652

Other	(9,759)	12,652
- Banks and international agencies	315,146	(155,066)
- Financing received from local financial institutions	(183,643)	170,455
Other payments from financing activities	(732,355)	(691,214)

Net cash flows used in financing activities	(339,723)	(680,033)

Financial results and results from holdings of cash and cash equivalents (including interest)	—,—	54

Net decrease in cash and cash equivalents	(1,414,066)	(400,401)

(1)	See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF JUNE 30, 2014, PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2013, AND THE STATEMENTS OF INCOME

AND CASH AND CASH EQUIVALENTS FLOW AS OF JUNE 30, 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its balance sheets as of June 30, 2014 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the six month periods ended June 30, 2014 and 2013, as per the following detail:

–	As of June 30, 2014:

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the six month periods ended June 30, 2014 and 2013.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the fiscal years ended June 30, 2014 and 2013.

–	As of December 31, 2013:

c)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2013.

d)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2013.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a six month period ended on June 30, 2014 and 2013.

Interests in subsidiaries as of June 30, 2014 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		06-30-2014	12-31-2013	06-30-2014	12-31-2013	06-30-2014	12-31-2013
BBVA Francés Valores S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of June 30, 2014 and the end of the previous fiscal year and net income balances for the six month periods ended June 30, 2014 and 2013, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	06-30-2014	12-31-2013	06-30-2014	12-31-2013	06-30-2014	12-31-2013	06-30-2014	06-30-2013
BBVA Francés Valores S.A.	29,952	25,477	7,532	6,960	22,420	18,517	3,903	1,011

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	83,214	97,950	75,472	82,600	7,742	15,350	(7,608)	(2,354)

PSA Finance Argentina Cía Financiera S.A.	2,553,560	2,692,580	2,150,633	2,363,276	402,927	329,304	95,663	52,324

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	134,893	80,684	24,269	8,088	110,624	72,596	38,028	5,844

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the Argentine professional accounting standards:

•	The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 9,121 and 11,146 as of June 30, 2014 and the end of the previous fiscal year, respectively.

•	The Bank has not made disclosures required by Argentine professional accounting standards on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law No. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	06-30-2014	12-31-2013
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	3,570	7,078
BBVA Francés Valores S.A.	674	557
PSA Finance Argentina Cía Financiera S.A.	201,463	164,652
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	166	108

Total	205,873	172,395

5.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 10,300 as of June 30, 2014 and the end of the previous fiscal year. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	06-30-2014	12-31-2013	06-30-2013	12-31-2012
a) Cash and due from banks	11,486,925	12,880,744	8,091,833	8,613,997

b) Goverment securities	294,629	115,876	74,716	102,453

c) Loans to financial sectors, call granted maturity date less than three months as from the end of the period or fiscal year	408,000	607,000	481,500	332,000

CASH AND CASH EQUIVALENTS	12,189,554	13,603,620	8,648,049	9,048,450

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of each period or fiscal year date.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	06-30-2014	12-31-2013
a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings booked at fair value

Secured Bonds due in 2020	1,176,582	891,894
Peso-denominated Discount governed by Argentine Law maturing in 2033	482,987	80,980
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	367,766	—,—
Argentine Bond of Saving towards economic development	132,615	121,110
Federal Government Bonds in Pesos Badlar + 300 bp due 2015	92,661	5,103
Par Securities denominated in US Dollars and governed by Argentine Law	50,400	42,300
Consolidation Bonds – sixth series	27,816	31,040
Federal Government Bonds in US Dollars 7% due 2015	18,819	—,—
Secured Bonds due in 2018	—,—	89,114
Federal Government Bonds in US Dollars 7% 2017	—,—	708,180
Federal Government Bonds in Pesos Badlar + 275 bp due 2014	—,—	12,317
Other	533	393

Total	2,350,179	1,982,431

	06-30-2014	12-31-2013
* Holdings booked at amortized cost

Other	164	164

Total	164	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	7,454,074	1,273,092
BCRA Notes (NOBAC)	278,214	135,395

Total	7,732,288	1,408,487

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	135,159	64,525
FBA Bonos Argentina Investment Fund	9,505	—,—
FBA Acciones Globales Investment Fund	—,—	3,849
Other	4,441	675

Total	149,105	69,049

- Allowances	(204)	(196)

Total	10,231,532	3,459,935

b) INVESTMENTS IN OTHER COMPANIES – Other

In other companies - unlisted	37,038	29,302
In companies-supplementary activities	30,043	29,319

Total	67,081	58,621

	06-30-2014	12-31-2013
c) OTHER RECEIVABLES – Other

Miscellaneous receivables	372,205	284,581
Prepayments	326,728	309,925
Guarantee deposits	326,146	309,390
Tax prepayments	259,003	258,899
Loans to personnel	189,292	189,700
Other	15,356	6,909

Total	1,488,730	1,359,404

d) OTHER SUBSIDIARIES’ ASSETS

Other related to pension fund management business	450	450

Total	450	450

e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	1,506,801	1,193,215
Other withholdings and collections at source	551,686	457,246
Collections and other operations for the account of third parties	417,138	342,912
Money orders payable	321,174	327,967
Pending Banelco debit transactions	111,736	120,570
Fees collected in advance	105,734	105,860
Social security payment orders pending settlement	76,945	6,484
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	42,843	46,882
Loans received from Interamerican Development Bank (IDB)	6,267	3,229
Other	35,156	44,180

Total	3,175,480	2,648,545

f) OTHER LIABILITIES – Other

Accrued taxes	854,775	674,707
Miscellaneous payables	702,635	509,472
Accrued salaries and payroll taxes	353,018	398,013
Amounts collected in advance	219,544	169,278
Other	1,548	1,308

Total	2,131,520	1,752,778

g) OTHER SUBSIDIARIES’ LIABILITIES

Other related pension fund management business	337	337

Total	337	337

	06-30-2014	12-31-2013
h) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	66,654,932	121,633,179
Items in safekeeping	39,569,905	26,289,843
Checks not yet credited	3,793,686	3,347,400
Collections items	932,467	686,371
Checks drawn on the Bank pending clearing	783,299	602,976
Cash in custody on behalf of the BCRA	156,148	52,144
Other	621,427	772,895

Total	112,511,864	153,384,808

	06-30-2014	06-30-2013
i) SERVICE CHARGE INCOME - Other

Commissions for hiring of insurances	244,692	154,648
Rental of safe-deposit boxes	69,114	53,436
Commissions for loans and guaranties	23,221	70,535
Commissions on debit and credit cards	23,000	18,763
Commissions for transportations of values	12,740	10,301
Commissions for escrow	10,404	10,376
Commissions for capital market transactions	6,561	9,237
Commissions for salary payment	4,681	4,541
Commissions for trust management	888	490
Other	37,181	24,864

Total	432,482	357,191

j) SERVICE CHARGE EXPENSE - Other

Turn-over tax	152,308	112,735
Insurance paid on lease transactions	52,534	23,871
Other	6,455	9,458

Total	211,297	146,064

k) OTHER INCOME – Other

Income from the Credit Card Guarantee Fund	32,352	6,711
Interest on loans to personnel	15,483	13,938
Related parties expenses recovery	14,524	11,900
Deferred income tax (1)	2,600	154,900
Other	38,570	21,829

Total	103,529	209,278

(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

	06-30-2014	06-30-2013
l) OTHER EXPENSE – Other

Turn-over tax	6,681	3,623
Donations	6,138	4,531
Insurance losses	5,255	6,360
Private health insurance for former employees	4,853	3,976
Other	19,418	10,347

Total	42,345	28,837

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-2014	12-31-2013
COMMERCIAL PORTFOLIO

Normal performance	20,931,475	20,260,306

Preferred collaterals and counter guaranties “A”	834,197	779,621
Other collaterals and counter guaranties “B”	820,358	595,147
Without senior security or counter guaranties	19,276,920	18,885,538

With special follow-up	1,860	19,473

Under observation	—,—	15,428

Without senior security or counter guaranties	—,—	15,428
Negotiations for recovery or re-financing agreements underway	1,860	4,045

Preferred collaterals and counter guaranties “B”	—,—	786
Without senior security or counter guaranties	1,860	3,259

Non-performing	18,682	2,717

Preferred collaterals and counter guaranties “B”	862	—,—
Without senior security or counter guaranties	17,820	2,717

With high risk of uncollectibility	25,012	27,632

Other collaterals and counter guaranties “B”	338	338
Without senior security or counter guaranties	24,674	27,294

Uncollectible	—,—	10,035

Without senior security or counter guaranties	—,—	10,035

Total	20,977,029	20,320,163

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-2014	12-31-2013
CONSUMER AND HOUSING PORTFOLIO

Normal performance	20,351,873	19,339,695

Preferred collaterals and counter guaranties “A”	16,840	20,369
Other collaterals and counter guaranties “B”	3,703,790	3,821,776
Without senior security or counter guaranties	16,631,243	15,497,550

Low risk	290,124	222,672

Other collaterals and counter guaranties “B”	84,450	64,575
Without senior security or counter guaranties	205,674	158,097

Medium risk	205,257	140,262

Other collaterals and counter guaranties “B”	23,364	19,317
Without senior security or counter guaranties	181,893	120,945

High risk	112,644	82,219

Other collaterals and counter guaranties “B”	35,186	27,635
Without senior security or counter guaranties	77,458	54,584

Uncollectible	31,907	31,742

Other collaterals and counter guaranties “B”	17,119	21,254
Without senior security or counter guaranties	14,788	10,488

Uncollectible, classified as such under regulatory requirements	122	137

Other collaterals and counter guaranties “B”	6	37
Without senior security or counter guaranties	116	100

Total	20,991,927	19,816,727

General Total (1)	41,968,956	40,136,890

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE SIX MONTH PERIOD

ENDED ON JUNE 30, 2014

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés develops a universal banking strategy and has a strong presence in different market segments: corporate, small and medium enterprises and retail. Thanks to the commercial actions implemented and the strength of the Bank’s corporate culture, the Bank stands out in the market and maintains a leading position.

Within the present-day context, the Bank has outstanding liquidity and solvency levels, the best portfolio quality ratio in the system, good performance and a solid relationship with the Bank’s clients.

BBVA Francés is made up by a broad, countrywide network of branches that includes 275 customer service points, 245 of which are retail branches, 30 offices devoted to small and medium enterprises and institutions and 7 business units divided by industry and grouped by purchase behavior that provide personalized service to corporate customers. Besides, the Bank’s distribution network is further supplemented by 13 in-store banks, 2 points of sales, 659 ATMs and 731 self-service terminals.

In terms of activity, the Bank’s portfolio of loans to the private sector totaled 37,910,089 as of June 30, 2014, which points to an 20.3% growth rate in the last twelve months of the year and 3.4% in the quarter.

In the first half of 2014, credit growth exhibited a system-wide slowdown. This notwithstanding, BBVA Francés has continued with different commercial actions strongly focused on supplying customers with the best benefits.

In the retail segment, the Bank continued to drive forward the credit card product offering the most highly valued discounts and promotions, which resulted in 58.4% growth in the past year and 8.1% in the quarter. As to pledge and consumer loans, they grew by 14.1% and 11% in the past twelve months and they showed a slight negative variation in the quarter.

Besides, in the commercial segment, the Bank continued to prioritize the needs of Institutional and Agro clients, offering them different financing tools available to the segment.

As to portfolio quality, the Bank has been able to maintain the best indicators in the Argentine financial system within an environment that has shown signs of deterioration. As of June 30, 2014, the portfolio quality ratio (Non-performing loans/Total loans) was 0.94% with a level of coverage (Total loan loss provisions/Non-performing loans) of 217.9%.

The portfolio of Government securities, net of repurchase agreements, totaled 2,257,352 and represented 3.3% of the Bank’s Total assets as of June 30, 2014. Besides, the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 5,778,841 as of that date: since they are short-term, they are used in order to allocate liquidity.

Total clients’ resources totaled 48,049,643, indicative of 30.3% growth in the last twelve months. In the same period, term deposits grew by 31.9% whilst sight deposits grew by 17.8%. Whilst total deposits in the quarter grew by 7.1% with sight balances increasing by 10.7% whilst term deposits dropped slightly, which thus improved the funding mix.

On July 18, 2014, the Entity issued Classes 10 and 11 of its Corporate Bonds, which were fully subscribed and paid in for an amount of 233,750 for an 18-month term and for 165,900 for a 36-month term, respectively.

Corporate bonds were also issued by PSA Finance during the year, and there were some that fell due as well. As of June 30, 2014 the principal balance (plus accrued interest) amounts to 461,320. The proceeds from all of the series were used to grant loans for the acquisition of cars.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of June 30, 2014, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 45.2% of the Bank’s deposits. Besides, the capital ratio was at 15.8% of risk-weighted assets. The Bank surpassed capital minimum requirements by 4,360,047.

BBVA Francés’ net income was of 1,761,169, as of June 30, 2014

As of June 30, 2014 the Financial income - net totaled 3,887,391, which points to 88.1% growth compared to the same period of 2013. The reasons for such growth are to be found in the increase in intermediation with the private sector and the increase in prices and also in the major increase in the line Foreign exchange gains and other, which includes forward transactions in foreign currency. In turn, the quarterly comparison shows a decrease of 41.3% due to the appreciation of the foreign exchange rate occurred in January 2014 and the losses incurred in the Government securities portfolio during the second quarter of 2014.

Income from services – net totaled 1,542,651, which points to 33.9% compared to accumulated amount as of June 30, 2013, whilst, compared to the previous quarter, the increase was 11.7%. These increases were mainly driven by higher credit card consumptions and increases in activities recorded in deposit accounts, as well as in the commissions provided by PSA Finance. Whilst expenses from services reflect an increase in the fees paid associated to promotions with debit and credit cards.

Administrative expenses, again, recorded a balance of 2,548,078 at the end of June 2014, growing by 36.9% compared to the prior year and 8.8% in the quarter. The increase in personnel expenses registers the salary raises agreed with the working union, whilst overhead expenses accompany the level of activity and the adjustment in general prices observed during the period.

Outlook

BBVA Francés will continue to work focused on 3 main areas: transactionality, quality and development of digital banking.

The transactional plan is central to the Bank’s business strategy and seeks to position BBVA Francés as its customers preferred bank and as the bank through which customers handle all of their collections and payments and to build loyalty in the relationship. This plan involves all of the Bank’s areas, be them retail, enterprises, and Corporate & Investment Banking and consolidates the motto of applying a customer-centric vision. This spans three dimensions: comprehensiveness, profitability and loyalty. Such change of focus is in response to the needs arising from the specific conditions of the current market and prioritizes a cultural change in how the liabilities which generate a major contribution to spreads and recurring commissions are managed. The plan comprises actions undertaken together by the three banking segments in which each one has its own challenges to increase transactionality, for instance:

•	Retail Banking developed multi-segment strategies with a proposal that draws a distinction and is in line with the customer’s profile.

•	Enterprise Banking has a two-fold focus: on one hand, it aspires to increase the sale of transactional products and on the other hand it seeks to develop the payroll plan. As to the Agro segment, commercial actions include campaigns, participation in fairs and auctions and new alliances. At Institutions, the offering of products has been segmented and campaigns are deployed at professional associations.

•	Corporate & Investment Banking will drive forward an improvement in the offering of products for collections, payments and electronic banking for companies.

This plan is one of the strategic focuses for the year and it lays down a superior value proposition supported by service quality as the differential aspect.

As concerns Quality, the Bank will continue to work on the continuous improvement project associated to how the customer experiences the Bank and the objectives are to achieve differentiation in the quality of the service offered and to raise the level of customer referrals. The goal for 2014 is to maintain the best customer satisfaction indicator and succeed in leading the market. The Plan to Improve Customer Experience works on 4 pillars: a better understanding of customers, an improvement in the processes that have a high impact on quality perception, furtherance of a customer service culture and definition of both a governance model and a quality measurement methodology.

Within a context of constant technological changes, customers are increasingly connected and look for a stronger relationship with the Bank through multiple contact alternatives. Warranting special mention amongst these alternatives are e-mails, social media, web-pages and mobile apps. It is for this reason that the development of digital banking is a priority to BBVA Group. To encourage the use of Francés Net, the Bank modified the steps to take for subscribing to the electronic account statement that allows customers to adhere to their whole range of current and future products. This is not a mere operational change. It also has to do with how the Entity sees its customers: in a comprehensive and unified manner. Besides, the process has started to re-design the Web page as well as Francés Net: they will soon be displaying a refreshed image and will focus on user experience and new features that will render it more user friendly and agile for all customers.

Early this year, the Bank launched its “Mobile banking” application. It is a new app for smartphones that allows users to operate easily, fast and safely from any smart telephone. This new technological development at the Entity provides users with the following functions: Queries: overall position, products (accounts, credit cards, term deposits, escrow accounts, loans), movements (accounts and cards); Transfers; Password Management and ATM and Branch locator.

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	06-30-2014	06-30-2013	06-30-2012	06-30-2011	06-30-2010
Total Assets	68,366,053	49,308,628	39,592,599	33,042,764	28,350,630

Total Liabilities	59,271,631	43,433,980	35,053,001	29,720,241	25,342,083

Minority Interest in subsidiaries	205,873	143,097	99,970	75,253	226,991

Stockholders’ Equity	8,888,549	5,731,551	4,439,628	3,247,270	2,781,556

Total Liabilities + Minority Interest in subsidiaries + Stockholders’ Equity	68,366,053	49,308,628	39,592,599	33,042,764	28,350,630

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	06-30-2014	06-30-2013	06-30-2012	06-30-2011	06-30-2010
Financial income	3,887,391	2,066,838	1,701,900	1,031,793	1,161,546

Allowances for loan losses	(270,473)	(208,633)	(77,315)	(32,955)	(69,719)

Income from services	1,542,651	1,152,442	855,160	646,987	512,734

Administrative expenses	(2,548,078)	(1,861,877)	(1,419,060)	(1,095,678)	(931,761)

Net gain from financial transactions	2,611,491	1,148,770	1,060,685	550,147	672,800

Miscellaneous income and expenses – net	98,495	24,399	(7,877)	124,992	(215,094)

Results of minority interest in subsidiaries	(44,498)	(25,116)	(16,230)	(1,606)	(13,810)

Income tax	(904,319)	(548,438)	(465,207)	(281,047)	(80,849)

Net income for the period	1,761,169	599,615	571,371	392,486	363,047

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	06-30-2014	06-30-2013	06-30-2012	06-30-2011	06-30-2010
Net cash flow (used in) / provided by operating activities	(489,473)	699,341	633,174	5,378,421	2,059,021

Net cash flow used in investment activities	(584,870)	(419,763)	(359,235)	(191,841)	(143,835)

Net cash flow used in financing activities	(339,723)	(680,033)	(276,489)	(4,106,283)	(604,171)

Financial results and results from holdings of cash and cash equivalents (including interest)	—,—	54	—,—	1	9

Total cash (used) / provided during the period	(1,414,066)	(400,401)	(2,550)	1,080,298	1,311,024

STATISTICAL DETAILS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(year-over-year variations in balances)

	06-30-2014/13	06-30-2013/12	06-30-2012/11	06-30-2011/10	06-30-2010/09
Total Loans	20.41%	32.68%	28.45%	40.64%	12.02%

Total Deposits	30.30%	22.72%	15.28%	29.72%	7.59%

Net Income	193.72%	4.94%	45.58%	8.11%	145.77%

Stockholders’ Equity	55.08%	29.10%	36.72%	16.74%	23.87%

RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

	06-30-2014	06-30-2013	06-30-2012	06-30-2011	06-30-2010
Solvency (1)	14.94%	13.15%	12.63%	10.90%	10.88%

Liquidity (2)	45.20%	33.95%	40.48%	45.25%	63.84%

Tied-up capital (3)	2.64%	1.64%	1.74%	1.97%	2.17%

Indebtedness (4)	6.69	7.60	7.92	9.18	9.19

(1)	Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)
(2)	Sum of Cash and cash equivalents and Government and Private securities/Deposits
(3)	Sum of Premises and equipment, other assets and Intangible assets/Assets
(4)	Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying interim financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of June 30, 2014 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the six-month period then ended, with their notes 1 to 19 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the accompanying consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of June 30, 2014 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the six-month period then ended, with their notes 1 to 7 (note 2 describe a summary of significant accounting policies) and the supplemental Exhibit 1.

The interim financial statements and certain related supplemental information detailed in paragraphs a) and b) above, are presented for comparative purposes with the financial statements (both stand-alone and the consolidated financial statements) and supplemental information for the year ended December 31, 2013 and for the six-month period ended June 30, 2013.

The Bank is responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. It is also responsible for the existence of internal control considered necessary to enable the presentation of financial statements free from material misstatement, whether due to errors or omissions or to irregularities. Our responsibility is to issue a limited review report on such interim financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was conducted in accordance with standards set forth by Technical Pronouncement N° 7 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.) for the limited reviews of interim financial statements. These standards determine a scope which is substantially less than the application of all auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the financial position of the Bank as of June 30, 2014, on the results of its operations, the changes in its stockholders´ equity and its cash and cash equivalents flow for the six-month period then ended.

3.	Explanatory paragraph

The interim stand-alone and consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the Argentine professional accounting standards concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, we are in position to report that:

a)	the interim financial statements of BBVA Francés both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

Our Independent Auditors´ Report on the financial statements for the year ended December 31, 2013, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such fiscal year, was issued on February 19, 2014 and was qualified due to certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

Our Independent Auditors´ Limited Review Report on the interim financial statements for the six-month period ended June 30, 2013, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such interim period, was issued on August 8, 2013, including an observation referred to certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 19 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of B.C.R.A. and the Argentine professional accounting standards, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, August 8, 2014.

MARCELO BASTANTE

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: August 19, 2014	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer